Exhibit 99.1

11 Hamenofim St., Building B, Herzliya 4672562, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 27, 2024

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Dear NeuroSense Therapeutics Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders (the “Meeting”), of NeuroSense Therapeutics Ltd. (the “Company”), to be held at 11:00 a.m. (Israel time) on June 27, 2024 at our offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel.

The Meeting is being called for the following purposes:

1.	To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year 2024 and for an additional period until the next annual meeting.

2.	To approve the re-election of Mr. Mark Leuchtenberger and Mr. Alon Ben-Noon to the board of directors, each to serve until the third annual meeting after the Meeting.

3.	To approve the election of Mr. Roy Golan to the board of directors, to serve until the second annual meeting after the Meeting.

4.	To approve the grant of restricted share units to the non-management directors of the Company.

5.	To approve an extension and acceleration of the options granted to Ms. Caren Deardorf.

6.	To approve a 2024 bonus plan for Mr. Alon Ben-Noon, Chief Executive Officer of the Company, based on the achievement of certain Company milestones.

7.	To approve the renewal of Mr. Alon Ben-Noon’s employment agreement with the Company.

8.	To approve an amendment to the Company’s Articles of Association to increase the authorized share capital of the Company.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters. Our Board of Directors unanimously recommends that you vote in favor of the above proposal, which will be described in the accompanying Proxy Statement.

Shareholders of record at the close of business on May 24, 2024 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the accompanying Proxy Statement, please (i) vote online or (ii) mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form.

NeuroSense Therapeutics Ltd.

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PROXY STATEMENT

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ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”), to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held 11 a.m. (Israel time) on June 27, 2024, at our offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about May 28, 2024 to holders of NeuroSense ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on May 24, 2024, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting

Agenda Items

The Meeting is being called for the following purposes:

1.	To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year 2024 and for an additional period until the next annual meeting.

2.	To approve the re-election of Mr. Mark Leuchtenberger and Mr. Alon Ben-Noon to the board of directors, each to serve until the third annual meeting after the Meeting.

3.	To approve the election of Mr. Roy Golan to the board of directors, to serve until the second annual meeting after the Meeting.

4.	To approve the grant of restricted share units to the non-management directors of the Company.

5.	To approve an extension and acceleration of the options granted to Ms. Caren Deardorf.

6.	To approve a 2024 bonus plan for Mr. Alon Ben-Noon, Chief Executive Officer of the Company, based on the achievement of certain Company milestones.

7.	To approve the renewal of Mr. Alon Ben-Noon’s employment agreement with the Company.

8.	To approve an amendment to the Company’s Articles of Association to increase the authorized share capital of the Company.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On May 23, 2024, we had 18,037,006 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, May 24, 2024, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our amended and restated articles of association, the quorum required for general meetings of shareholders is at least two shareholders present in person or by proxy (including by voting deed) holding 25% or more of our voting rights. A meeting adjourned for lack of a quorum will be adjourned to the following week on the same day, at the same time and at the same place. If a legal quorum was also not present at the adjourned meeting a half an hour after the time scheduled for it, the members present will be considered a legal quorum.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of each of Proposals 5, 6 and 7 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by shareholders who are not controlling shareholders and do not have a personal interest in the proposal (as described in the previous bullet point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of Proposals 5, 6 and 7, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, fifty percent (50%) or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of Proposals 5, 6 and 7, is a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not. A personal interest excludes (i) a personal interest arising solely from the fact of holding shares in the Company and (ii) a personal interest that does not derive from a relationship with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposals 5, 6 and 7; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote whether or not such shareholder is a controlling shareholder or has a personal interest. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm to the Company that such shareholder is NOT an controlling shareholder and DOES NOT have a personal interest in any of Proposals 5, 6 and 7. If you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposals 5, 6 and 7 (in which case your vote will only count for or against the ordinary majority, and not for or against the Special Majority required for approval of each of those Proposals), please notify Or Eisenberg, the Company’s Chief Financial Officer, by telephone at phone number (551) 755-4134 or by email at or@neurosense-tx.com). If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and you are a controlling shareholder or possess a personal interest in the approval of Proposals 5, 6 and 7, you may also contact the representative managing your account of that status, and they in turn should notify the Company as described in the preceding sentence.

How You Can Vote

You can vote your shares by (i) voting online, (ii) completing and signing a proxy card or voting instruction form or (iii) attending the Meeting. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), these proxy materials are being sent directly to you. If you choose not to vote online, the form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. We will not be able to count a proxy card unless Broadridge Financial Solutions, Inc. ("Broadridge") receives it in the enclosed envelope, not later than forty-eight (48) hours before the time fixed for the Meeting (that is, by 11 a.m. (Israel time) on June 25, 2024), or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 11 a.m. (Israel time) on June 25, 2024 (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing if you are a controlling shareholder or have a personal interest in the approval of Proposals 5, 6 or 7. To avoid confusion, if you vote by the proxy card or voting instruction form, or via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT an controlling shareholder and that you DO NOT have a personal interest in either of Proposals 5, 6 or 7. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on May 24, 2024. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on May 24, 2024, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with AST, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the Chief Financial Officer of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by submitting a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by a proxy that is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 28, 2024. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by Broadridge or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (“SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, https://www.neurosense-tx.com. The contents of that website are not a part of this Proxy Statement.

Executive Officer Compensation

For information regarding the compensation incurred by the Company in relation to our five most highly compensated office holders (within the meaning of the Israeli Companies Law) for the year ended December 31, 2023, see “Item 6B. Compensation” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the SEC on April 4, 2024.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”) and the Articles, the shareholders of the Company are authorized to appoint the Company’s independent auditors.

At the Meeting, shareholders will be asked to approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year ending December 31, 2024 and for an additional period until the next annual Meeting. Somekh Chaikin has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 4, 2024.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that Somekh Chaikin be, and hereby is, appointed as the auditors of the Company for the year 2024 and for an additional period until the next Annual Meeting.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 2

RE-ELECTION OF Mr. Mark Leuchtenberger AND Mr. Alon Ben-Noon AS DIRECTORS

According to the Company’s Articles of Association (the “Articles”), the Company’s directors are divided into three groups with staggered three-year terms. The three-year term of service of each group of directors expires at successive annual general meetings, at which time the directors of such group may be re-nominated to serve until the third annual meeting held after the date of his appointment. The class of directors to which Mr. Mark Leuchtenberger and Mr. Alon Ben-Noon belong expires at the Meeting. The Board is proposing Mr. Mark Leuchtenberger and Mr. Alon Ben-Noon be re-elected, each to serve until the third annual meeting held after the Meeting.

Mr. Mark Leuchtenberger and Mr. Alon Ben-Noon have attested to the Board and to the Company that they meet all the requirements in connection with the election of directors under the Israeli Companies Law. The Company is not aware of any reason why Mr. Mark Leuchtenberger and Mr. Alon Ben-Noon, if re-elected, should not be able to serve as a director.

The following is based upon the information furnished by Mr. Mark Leuchtenberger and Mr. Alon Ben-Noon:

Mr. Leuchtenberger has served as the Chair of our Board since October 1, 2021. He is currently CEO of next generation vaccine developer Spy Biotech Ltd and recently served as Executive Chairman for Aleta Biotherapeutics and previously as CEO of Brooklyn ImmunoTherapeutics and Chairman, President and CEO of IRX Therapeutics. He has over 20 years of experience as a CEO in the biopharmaceutical industry and has led companies through private financings and initial public offerings, taken products from research to IND and through to commercialization, and achieved M&A exits. Leuchtenberger was President and Chief Executive Officer and a member of the Board of Directors at Chiasma (NASDAQ: CHMA), Acusphere, Inc., Rib-X Pharmaceuticals, Inc. (now Melinta Therapeutics, Inc.), Targanta Therapeutics Corporation and Therion Biologics Corporation. Prior to Therion, he was a senior officer at Biogen Inc., where he led the late-stage development of the company’s flagship product Avonex and its commercialization in North America and internationally in 65 countries. He is a past director and chairman of the Massachusetts Biotechnology Council Board of Directors, was a cofounder of Albor Biologics, Inc. and Alvos Therapeutics, Inc. He received his MBA from the Yale School of Management and his BA from Wake Forest University.

Mr. Alon Ben-Noon is our founder and has served as our chief executive officer and director since February 2017. Mr. Ben-Noon served as Chair of our Board from our founding until October 1, 2021. From 2014 until 2017, Mr. Ben-Noon served as the founder and owner of MediCan Consulting, a pharmaceutical consulting firm that advised a number of successful pharmaceutical companies, including MediWound Ltd., Chiasma Inc., Teva Pharmaceutical Industries Limited, Sol-Gel Technologies Ltd., FutuRx Ltd., NeuroDerm Ltd. and others. Mr. Ben-Noon holds a B.S. in Industrial Engineering and an MBA from Ben-Gurion University.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, Mr. Mark Leuchtenberger and Mr. Alon Ben-Noon be re-elected to hold office as directors of the Company until the third annual meeting held after the Meeting.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

ELECTION OF MR. ROY GOLAN AS A DIRECTOR

Ms. Caren Deardorf, one of our directors, has provided notice to the Company that she is resigning from the Board for personal reasons effective as of the date of the Meeting. Therefore, the Board is proposing that Mr. Roy Golan be elected to serve to replace Ms. Deardorf until the end of Ms. Deardorf’s current term of office, which is the second annual meeting held after the Meeting. The Board has nominated Mr. Golan as director following consideration of his qualifications and experience. The Board has determined that Mr. Golan meets the requirements to be considered an independent director under the Nasdaq Listing Rules. It is intended that Mr. Golan would serve as a member of the Company’s audit committee following his election.

Mr. Roy Golan has attested to the Board and to the Company that he meets all the requirements in connection with the election of directors under the Israeli Companies Law. The Company is not aware of any reason why Mr. Roy Golan, if elected, should not be able to serve as a director.

The following is based upon the information furnished by Mr. Roy Golan:

Mr. Roy Golan has served as the Chief Financial Officer of Ayala Pharmaceuticals, Inc. (OTCQX: ADXS), a clinical-stage oncology company, since its merger with BioSight Ltd., a private pharmaceutical company developing innovative therapeutics for hematological malignancies and disorders, in October 2023. Since 2019, Mr. Golan has also served as Executive VP and Chief Financial Officer of BioSight Ltd. From 2018 to 2019, Mr. Golan served as President and Chief Financial Officer of Exalenz Bioscience Ltd. (TASE: EXEN), a Tel Aviv Stock Exchange listed global, commercial-stage diagnostics company which developed its BreathID® technology platform to improve patient care by providing breath-based tests in the fields of gastroenterology and hepatology and was later acquired by Meridian Bioscience, Inc. (NASDAQ: VIVO). From 2015 to 2018, Mr. Golan served as the Chief Financial Officer of NeuroDerm (NASDAQ: NDRM), a Nasdaq listed clinical-stage pharmaceutical company developing next-generation drug-device combinations for central nervous system disorders, through its initial public offering until its acquisition by Mitsubishi Tanabe Pharma Group Company, and prior thereto he served as their VP Finance. Mr. Golan holds an LLM from Bar Ilan University as well as a BA from The College of Management in Rishon LeZion and is also a licensed CPA.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, Mr. Roy Golan be elected to hold office as a director of the Company until the second annual meeting held after the Meeting.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 4

grant of restricted share units TO non-management directors

The Israeli Companies Law requires that the terms of service and employment of a company’s director be approved by the company’s compensation committee, the board of directors and the shareholders of the company.

In consideration of the service of the directors to the Company, the Compensation Committee and the Board have approved, and are recommending that the shareholders approve, the grant of up to 24,000 Restricted Share Units (“RSUs”) to each of Christine Pellizzari, Cary Claiborne and Revital Mandil-Levin and, if elected to the Board as proposed in Proposal 3 above, to Roy Golan, and the grant of up to 64,000 RSUs to Mark Leuchtenberger, the Chairman of the Board, if re-elected to the Board as proposed in Proposal 2 above, all under the Company's 2018 Share Incentive Plan (the “Plan”). The proposed RSUs would vest on the one year anniversary of the date of the Meeting.

The Company’s Compensation Policy provides that the total market value of annual equity-based grants at the time of the grant to the directors and to the Chairman shall not exceed $250,000 and $300,000, respectively. The market value of the proposed RSU grants to (i) Christine Pellizzari, Cary Claiborne and Revital Mandil-Levin, on May 6, 2024, the date of approval by the Board of the proposed grants, based on the closing price of the Company’s ordinary shares on Nasdaq on such date ($1.27), was approximately $30,500 (which does not taken into account the vesting period and/or restrictions that would apply in the case of valuation for accounting purposes) and (ii) Roy Golan, on May 22, 2024, the date of approval by the Board of his proposed grant, based on the closing price of the Company’s ordinary shares on Nasdaq on such date ($1.24), was approximately $29,800 (which does not taken into account the vesting period and/or restrictions that would apply in the case of valuation for accounting purposes). The market value of the proposed RSU grant to Mark Leuchtenberger as of such date was approximately $81,300 (which does not take into account the vesting period and/or restrictions that would apply in the case of valuation for accounting purposes). The actual market value of the RSU grants will be based on the market value of the Company’s ordinary shares at the time of the Meeting and in any event will not exceed the amounts set forth in the Compensation Policy.

In addition, because the Company pays its external directors in accordance with the “relative compensation track” under the Israeli Companies Law Regulations (Principles Regarding the Compensation and Expenses of an External Director), 2000 (the “Companies Law Regulations”), the Company must maintain the ratio of equity compensation granted to the external directors, Christine Pellizzari and Cary Claiborne, on the one hand, and the equity compensation granted to the “Other Directors” (as defined under the Companies Law Regulations and, in this case, the other non-management directors of the Company), on the other hand, during the term of office of the external directors. Therefore, while the maximum market value of the equity grant to Mark Leuchtenberger, the Chairman of the Board, under the Compensation Policy may not exceed $300,000, the maximum market value of the equity grants to the external directors and the other non-management directors may not exceed $112,500 in order to main the current ratio of equity grants. Therefore, in the event that the market value of the Company’s ordinary shares is significantly higher on the date of the Meeting such that the value of the proposed grants would exceed the limits in the Compensation Policy and the limits described in this paragraph, the number of RSUs granted to the non-management directors (jncluding the external directors) shall be adjusted downward to the highest number of RSUs possible that does not exceed these limits.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of 24,000 Restricted Share Units to each of Christine Pellizzari, Cary Claiborne, Revital Mandil-Levin and, if elected to the Board, Roy Golan, and the grant of 64,000 Restricted Share Units to Mark Leuchtenberger, if re-elected to the Board.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 5

EXTENSION AND ACCELERATION OF THE OPTIONS GRANTED

TO MS. CAREN DEARDORF

As described above in Proposal 3, Ms. Caren Deardorf, one of our directors, has provided notice to the Company that she is resigning from the Board for personal reasons effective as of the date of the Meeting. Ms. Deardorf stated that following the effective date of her resignation she will continue to support the Company in any way she can according to her availability.

In December 2021, the Company granted to Ms. Deardorf 72,000 options with an exercise price of US$3.51, of which 54,000 options have fully vested. The Plan provides that if a director of the Company ceases to serve in such capacity for any reason other than by reason of death, Retirement, Disability or Cause (each as defined in the Plan), then any vested but unexercised awards under the Plan on the date such director ceases to serve as a director may be exercised, if not previously expired, on or prior to the earlier of: (a) 90 days after the date of the end of service as director or (b) the end of the term of the awards. All other awards expire upon the date of the end of service as director. The Plan also provides that (i) the Board has the authority to accelerate the date on which awards under the Plan becomes exercisable and (ii) in special circumstances pertaining to the end of service, the Board may at its sole discretion decide to extend these periods. In addition, the Plan provides that unless terminated pursuant to the Plan all granted but unexercised awards will expire and cease to be exercisable at 5:00 p.m. Israel time on the 10th anniversary of the commencement date of such options.

In recognition of Ms. Deardorf’s significant contributions to the Company as well as potential future contributions to the Company, the Board has proposed to accelerate the vesting of the 18,000 unvested options and extend the term of the unexercised options, such they will expire 10 years from the date of grant.

Our Compensation Policy provides that the Board may, following approval by the Compensation Committee, extend the period of time for which an award of equity is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any executive officer’s awards. However, no such provision appears in the Compensation Policy with respect to awards made to members of our Board, and therefore the proposed acceleration and extension of options would not be consistent with our Compensation Policy. However, our Compensation Committee and our Board are of the opinion that the proposed changes are reasonable considering Ms. Deardorf's significant contributions to the Company during her service as well as her potential future contributions.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the extension and acceleration of Ms. Caren Deardorf’s options as described in the Proxy Statement.”

A Special Majority is required for shareholders to approve this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 6

2024 ANNUAL BONUS PLAN FOR MR. ALON BEN-NOON

Consistent with the Company’s Compensation Policy, and subject to the limitations set forth therein, the Company may determine an annual bonus plan for its chief executive officer, including the maximum annual bonus amounts, as well as related objectives and related weights and the formula for calculating the annual bonus payment.

Taking into account numerous factors, the Compensation Committee and the Board have approved, and are recommending that the shareholders approve, the following annual bonus plan for the year 2024 for Mr. Alon Ben-Noon, the Company’s chief executive officer and a director of the Company. The proposed bonus plan is in accordance with the Company’s Compensation Policy.

Eligibility

Mr. Ben-Noon would be eligible to receive the bonus for 2024, without the need for further shareholder approval, subject to the following: (i) achievement by Mr. Ben-Noon of certain Company objectives, or a portion thereof, as described below and (ii) the limitations of the Compensation Policy and applicable law.

Maximum Bonus Amounts

The bonus for 2024 is comprised of a target bonus upon achievement of Company objectives.

The target bonus for Mr. Ben-Noon, which is the amount that Mr. Ben-Noon will be entitled to receive upon achievement of all of the Company objectives described below will be an amount equal to twelve months’ salary (the “Target Bonus”), based on a monthly salary of NIS 104,865 (approximately $28,501, based on the NIS/USD exchange rate in effect on May 21, 2024, with the Target Bonus being calculated based on the NIS monthly salary) payable under Mr. Ben-Noon’s employment agreement.

In accordance with the Company’s Compensation Policy, up to 30% of the total annual bonus to Mr. Ben-Noon may be based on a discretionary evaluation of Mr. Ben-Noon’s overall performance in 2024 by the Compensation Committee and the Board, although in any event the maximum bonus payable will be the Target Bonus.

Objectives

As part of the bonus plan for 2024, the Compensation Committee and the Board determined certain Company objectives that will entitle Mr. Ben-Noon to a Target Bonus if achieved by December 31, 2024 together with an assigned weight for each Company objective. In the event less than all of the objectives are achieved, the bonus amount will be paid based on the objectives achieved (or partially achieved, as applicable). The Company objectives include execution of targets relating to (i) a Company financial objective, (ii) a clinical milestone related to the Phase 2b study of PrimeC in ALS, (iii) an objective related to a scientific publication, (iv) a clinical milestone relating to the study of PrimeC in Alzheimer's Disease, (v) a regulatory milestone with respect to the FDA and relating to the Phase 2b study of PrimeC in ALS, (vi) a submission to a regulatory agency relating to PrimeC in ALS, and (vii) an objective relating to licensing.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the 2024 annual bonus plan for Mr. Alon Ben-Noon, as described in the Proxy Statement.”

A Special Majority is required for shareholders to approve this resolution.

THE COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 7

RENEWAL OF MR. ALON BEN-NOON’S EMPLOYMENT AGREEMENT

Subject to limited exceptions, the Israel Companies Law requires that a transaction between an Israeli public company and its controlling shareholder must be approved once every three (3) years by a Special Majority. The employment agreement of the Company’s chief executive officer, Mr. Alon Ben-Noon, was signed by the parties on December 1, 2021. Because Mr. Ben-Noon may currently be considered a controlling shareholder of the Company for purposes of the Israel Companies Law, it is being proposed to renew Mr. Ben-Noon's employment agreement on the same terms as currently in effect with one change which is described below:

●	Salary/Benefits: Pursuant to Mr. Ben Noon's employment agreement, Mr. Ben-Noon is paid (i) a gross monthly amount of NIS104,865 (including overtime hours fixed compensation) and (ii) travel expenses of NIS 1,000 per month. The agreement provides that Mr. Ben-Noon may elect, from time to time and at his sole discretion, to change the allocation among the fixed compensation components and contribution to the pension plan, subject to any applicable law and so long as the monthly cost to the Company will not exceed the amount of NIS 112,000.

In addition, it is being proposed to add to his agreement that in the event that the Company raises an aggregate of US$25,000,000, Mr. Ben-Noon’s monthly salary shall be increased to NIS 131,081 per month.

●	Annual Bonus: Mr. Ben-Noon is eligible to receive an annual bonus, as determined by the Compensation Committee in its sole discretion, based on, among other things, his performance and the performance of the Company (with such targets to be determined by the Board each year). Mr. Ben-Noon’s target bonus shall not exceed 12 months’ salary.

●	Other Benefits: The Company provides Mr. Ben-Noon other benefits which are not included above, including vacation (24 days), sick days, contribution towards study fund, pension insurance and other benefits and perquisites similar to those of other officers of the Company, and all subject to any applicable law and so long as the monthly cost to the Company will not exceed the amount of NIS 112,000.

●	Termination: Each of Mr. Ben-Noon and the Company may terminate Mr. Ben-Noon’s employment without cause by prior written notice of twelve (12) months. The Company may terminate Mr. Ben-Noon’s employment agreement for “cause” with immediate effect, at any time, by providing notice to Mr. Ben Noon. Mr. Ben-Noon may terminate the employment agreement for “Good Reason” with immediate effect, at any time, by providing notice to the Company.

●	Severance: Mr. Ben-Noon shall be eligible to receive an amount in cash equal to six times (6x) the sum of his monthly base salary and target annual bonus as in effect immediately prior to the date of his termination of employment, in case of termination of employment by the Company without “Cause” (as defined in the employment agreement) (and other than as a result of death or disability) or in case of resignation by Mr. Ben-Noon for “Good Reason” (as defined in the employment agreement).

●	Confidentiality, Non-Compete and Proprietary Rights: Mr. Ben-Noon has made commitments with respect to confidentiality, assignment of inventions and non-competition (during the term of the Employment Agreement and for a period of 12 months thereafter) and non-solicitation of clients, customers, business partners, employees and service providers, among others (also during the term of the Employment Agreement and for a period of 12 months thereafter).

Mr. Ben-Noon is included in the directors’ and officers’ insurance policy available to the Company under the same terms as the other Company officers and is party to an exemption and indemnification letter identical to the form of exemption and indemnification granted to all directors and officers.

The terms of the agreement of Mr. Ben-Noon are consistent with our Compensation Policy, and after taking into consideration peer group compensation, the Compensation and the Board are of the view that that the proposed increase in monthly salary is reasonable considering Mr. Ben-Noon has been instrumental in the Company’s development.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the renewal of Mr. Alon Ben-Noon’s employment agreement, as described in the Proxy Statement.”

A Special Majority is required for shareholders to approve this resolution.

THE COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 8

AMENDMENT TO COMPANY’S ARTICLES OF ASSOCIATION TO INCREASE THE REGISTERED SHARE CAPITAL OF THE COMPANY

The Company’s registered share capital currently consists of 60,000,000 Ordinary Shares, no par value per share. As of May 21, 2024, the Company had approximately 32,448,866 Ordinary Shares available for future issuance after taking into account the shares available for issuance under outstanding option, warrants, pre-funded warrants and RSU grants.

The Board recommends that the shareholders approve an amendment to the Company’s Articles of Association to increase the registered share capital of the Company by an additional 30,000,000 Ordinary Shares such that the total registered share capital of the Company would consist of 90,000,000 Ordinary Shares, no par value per share.

The Board believes that the proposed increase in the Company’s registered share capital is necessary to ensure that the Company will have sufficient registered share capital available to pursue opportunities that may arise in the future without undue delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals under Israeli law, the issuance of additional shares to raise capital for the Company’s business, to execute potential acquisitions, to grant in connection with potential strategic relationships, or to make future grants under the Plan.

If approved, Article 6.1 of the Articles shall be revised to read as follows: “The registered share capital of the Company consists of 90 million Ordinary Shares without par value.”

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve an amendment to the Company’s Articles of Association to increase the registered share capital of the Company to 90,000,000 Ordinary Shares, no par value.”

The affirmative vote of at least a majority of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 4, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://neurosense.investorroom.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Herzliya, Israel

May 28, 2024